

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2019

Donghao Yang
Chief Financial Officer
Vipshop Holdings Ltd
No. 20 Hauhai Street
Liwan District, Guangzhou 510370
The People's Republic of China

      Re: Vipshop Holdings Ltd
          Form 20-F for Fiscal Year Ended December 31, 2017
          Filed April 19, 2018
          File No. 1-35454

Dear Mr. Yang:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Consumer Products